UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Azul Launches Branded Fares for Customers Traveling Without Checked Baggage

SAO PAULO, May 3, 2017 – Azul S.A. (B3:AZUL4, NYSE:AZUL) announced today that beginning June 1, customers purchasing tickets for travel between Azul’s hub of São Paulo – Viracopos and 14 nonstop destinations have an additional fare option to choose from, which will be called “Azul”. Intended to be Azul’s lowest fare, this fare provides the same award winning inflight services including 40 channels of free live SKYTV, and free unlimited drinks and snacks. To ensure a smooth rollout, these fares will be initially offered in 14 markets before expanding slowly to other routes across the Azul domestic Brazil network.

“The launch of this new fare product marks an important step in Brazilian aviation – allowing customers access to our lowest fares while at the same time taking advantage of the broadest domestic network in Brazil with service to over 96 cities.” said David Neeleman, founder and CEO of Azul.

This new fare option is a result of changes approved by the Agência Nacional de Aviação Civil (ANAC, or National Civil Aviation Agency) In December 2016. Airlines in Brazil would no longer be legally required to provide a free checked baggage allowance to passengers. However, a Federal Court in São Paulo granted in March 2017 an injunction against the new regulation which was subsequently lifted on April 29. As a result Brazilian airlines are now free to provide different fares based on checked baggage allowance.

Branded fares “Azul” and “Mais Azul”

Customers choosing to purchase this new lower fare dubbed “Azul” will have the following baggage allowances:

•	Hand luggage allowance of 10kg per customer

•	0kg checked-baggage allowance per customer. If the customer changes their mind, checked baggage allowance of 23kg per customer can be purchased at any time prior to departure for an additional fee of R$30

•	Customers with checked baggage weighing more than 23kg per customer will be subject to the same excess baggage fees applicable today

•	Customers will receive 100% of TudoAzul points accrual

Customers choosing to purchase the new branded fare now called “Mais Azul” will continue to enjoy the same baggage allowances that are available today:

•	Hand luggage allowance of 10kg per customer

•	23kg per customer of checked baggage allowance

•	Customers with checked baggage weighing more than 23kg per customer will be subject to the same excess baggage fees applicable today

•	Customers will receive 100% of TudoAzul points accrual

These two branded fares “Azul” and “Mais Azul” will replace the current branded fares of “Promo” and “Flex”. All domestic markets across the network will have the fare “Mais Azul” available. The lower fares “Azul” will be rolled out across the network in a deliberate and systematic manner to allow for a smooth transition for our crewmembers and customers.

About Azul

Azul (B3:AZUL4, NYSE:AZUL), the largest airline in Brazil by number of cities served, offers 792 daily flights to 102 destinations. With a fleet of 121 aircraft and more than 10,000 crewmembers, the company has a network of 201 non-stop routes as of March 31, 2017. Among other awards, Azul was named third best airline in the world by TripAdvisor Travelers’ Choice in 2017, best low cost carrier in South America for the sixth consecutive time by Skytrax in 2016, and the world’s most on-time low-cost airline in 2015 by the Official Airline Guide (OAG). For more information visit www.voeazul.com.br/ir.

Press Relations

Azul Linhas Aéreas Brasileiras

Phone: +55 (11) 4831 1245

Cell: +55 (11) 9 8196-1035

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2017

AZUL S.A.

By:	/S/ JOHN RODGERSON
Name:	John Rodgerson
Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain estimates and forward-looking statements. These estimates and statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. The words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Although we believe that any estimates and forward-looking statements included in this press release are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us.